Exhibit 1

For immediate release

BioLineRx Receives Confirmation of Medical Device
Classification in Europe for Celiac Treatment

- BL-7010 receives designation as Class IIb medical device -

Tel Aviv, Israel, January 25, 2016 - BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that it has received confirmation regarding the classification of BL-7010, a novel polymer for the treatment of celiac disease, as a Class IIb medical device in the European Union.

Kinneret Savitsky, Ph.D., Chief Executive Officer of BioLineRx, commented, “We are very excited to receive confirmation for the medical device designation pathway in Europe for our BL-7010 program. We are now preparing the next steps in the development of this product, including the next clinical efficacy study which we expect to commence in mid-2016.”

“In parallel, we are also continuing to evaluate the potential of BL-7010 as a food supplement. This evaluation is based on the fact that the non-celiac gluten sensitivity population is approximately 10 times larger than the celiac population. In addition, the time to market is significantly shorter for food supplements compared to prescription drugs or devices,” added Dr. Savitsky.

About BL-7010
BL-7010 is a novel, non-absorbable, orally available co-polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause celiac disease. By sequestering gliadins, BL-7010 effectively masks them from enzymatic degradation and prevents the formation of immunogenic peptides that trigger the immune system. This significantly reduces the immune response triggered by gluten. BL-7010 is excreted with gliadin from the digestive tract and is not absorbed into the blood. The safety and efficacy of BL-7010 have been demonstrated in a number of pre-clinical studies. In addition, BL-7010 was found to be safe and well tolerated in a Phase 1/2 study completed in November 2014. BL-7010 was invented by Prof. Jean-Christophe Leroux from the Department of Chemistry and Applied Biosciences, Institute of Pharmaceutical Sciences, ETH Zurich, Switzerland, and is being developed by BioLineRx under a worldwide exclusive license agreement with Univalor.

About Celiac Disease
Celiac disease is a chronic, autoimmune, inflammatory disease of the small intestine characterized by damage to the lining of the small intestine and typically leads to dyspepsia, malabsorption and a variety of other symptoms. It occurs in genetically predisposed individuals and is caused by an immunological reaction to gluten, found in wheat, barley and rye. Estimates suggest that 1% of the world’s population is affected by celiac disease, and prevalence is expected to increase dramatically with improved diagnosis and awareness of the disease. There are currently no treatments approved for celiac disease and the only treatment option is a life-long, strict, gluten-free diet, which is difficult to maintain both due to food contamination with gluten, as well as eating habits in a social setting.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for relapsed/refractory AML, has recently initiated a Phase 2b study as an AML consolidation treatment, has recently initiated a Phase 1/2 study in hMDS and AA, and has successfully completed a Phase 1 study in stem cell mobilization; and BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” sections of recent annual reports filed by the parties to this release. In addition, any forward-looking statements represent the parties’ views only as of the date of this release and should not be relied upon as representing their views as of any subsequent date. The parties do not assume any obligation to update any forward-looking statements unless required by law.

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